UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Big Time Acquisition, Inc.
                         ---------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         ---------------------------------
                         (Title of Class of Securities)


                         ---------------------------------
                                 (CUSIP Number)


                                  Scot Scheer
                            780 Reservoir Avenue, #123
                               Cranston, RI 02910
                            Telephone: (401)641-0405
                         ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 with copies to:

                                  Scot Scheer
                            Big Time Acquisition, Inc.
                            780 Reservoir Avenue, #123
                               Cranston, RI 02910
                            Telephone: (401)641-0405

                                 December 14, 2010
                        ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f)or (g),check the following box |_|.

                                  SCHEDULE 13D


1     Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      LMIC, Inc.
      I.R.S. #84-1209978

2     Check the Appropriate Box If a Member of a Group

                                    a.  |X|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Delaware

                  7     Sole Voting Power
 Number of                  10,000
  Shares
Beneficially      8     Shared Voting Power
  Owned By
    Each
  Reporting       9     Sole Dispositive Power
   Person                   10,000
    With
                  10    Shared Dispositive Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            10,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                |_|

13    Percent of Class Represented By Amount in Row (11)
                              10.00%

14    Type of Reporting Person  (See Instructions)
                                 CO

                                  SCHEDULE 13D


1     Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Scot Scheer

2     Check the Appropriate Box If a Member of a Group

                                    a.  |X|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Delaware

                  7     Sole Voting Power
 Number of                  45,000
  Shares
Beneficially      8     Shared Voting Power
  Owned By                  55,000
    Each
  Reporting       9     Sole Dispositive Power
   Person                   45,000
    With
                  10    Shared Dispositive Power
                            55,000

11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            55,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                |_|

13    Percent of Class Represented By Amount in Row (11)
                             100%

14    Type of Reporting Person  (See Instructions)
                                 IN

                                    SCHEDULE 13D


1     Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Lisa DeNunzio

2     Check the Appropriate Box If a Member of a Group

                                    a.  |X|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Delaware

                  7     Sole Voting Power
 Number of                  45,000
  Shares
Beneficially      8     Shared Voting Power
  Owned By                  55,000
    Each
  Reporting       9     Sole Dispositive Power
   Person                   45,000
    With
                  10    Shared Dispositive Power
                            55,000

11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            100,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                |_|

13    Percent of Class Represented By Amount in Row (11)
                             100.00%

14    Type of Reporting Person  (See Instructions)
                                 IN

                                   SCHEDULE 13D


1     Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Moorpark Limited, LLC


2     Check the Appropriate Box If a Member of a Group

                                    a.  |X|

                                    b.  |_|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

      Rhode Island

                  7     Sole Voting Power
 Number of                  10,000
  Shares
Beneficially      8     Shared Voting Power
  Owned By
    Each
  Reporting       9     Sole Dispositive Power
   Person                   10,000
    With
                  10    Shared Dispositive Power


11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            10,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                |_|

13    Percent of Class Represented By Amount in Row (11)
                              10.00%

14    Type of Reporting Person  (See Instructions)
                                 OO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001, of Big Time Acquisition, Inc., a Delaware corporation, with its principal place of business located at 780 Reservoir Avenue, #123, Cranston,RI 02910.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed by LMIC,Inc., a Delaware corporation("LMIC"),Moorpark Limited, LLC, a Rhode Island limited liability company,("Moorpark"), Scot Scheer and Lisa DeNunzio (together with LMIC, and Moorpark), the ("Reporting Persons"). LMIC, Inc.is presently a shell corporation trading on the pink sheets. The principal business of Moorpark is a holding company for control stock of LMIC. Scot Scheer's principal occupation is serving as a Director of LMIC, Inc. Lisa DeNunzio's principal occupation is an investor. The principal office of LMIC, Moorpark, Scot Scheer, and Lisa DeNunzio is 780 Reservoir Avenue, #123, Cranston,RI 02910.

During the past five years, the Reporting Persons or entities have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In addition, the Reporting Persons or entities have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each individual with respect to whom information is provided in response to this Item is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 17, 2010, we issued 45,000 shares of common stock at .0001 par value to Scot Scheer,(our sole officer and director) for $4.50 in exchange for founder services that include Mr. Scheer's paid-in-capital in the approximate amount of $1449 that the Company utlized to pay towards audited financials in the amount of $3000,incorporation fees of $98.00, and annual resident agent fees in the State of Delaware in the amount of $50.00 and developing the Company's business concept.

On August 17, 2010, we issued 45,000 shares of common stock at .0001 par value to Lisa DeNunzio for $4.50 in exchange for founder services that include Ms. DeNunzio's paid-in-captital in the approximate amount of $1449 that the Company utlized to pay towards audited financials in the amount of $3000,incorporation fees of $98.00, and annual resident agent fees in the State of Delaware in the amount of $50.00.

On August 17, We issued 10,000 shares of common stock at .0001 par value to LMIC, Inc. for $1.00 in exchange for founder services that include LMIC's paid -in-capital in the approximate amount of $200 that the Company utlized to pay towards the cost of audited financials in the amount of $3000,incorporation feesof $98.00, and annual resident agent fees in the State of Delaware in the amount of $50.00. Such shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933.

ITEM 4. PURPOSE OF TRANSACTION.

The Issuer's Form 10 registration of its Common Stock under Section 12(g) of the exchange act became effective December 14, 2010.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)and (b) The information in this form 5(a) and 5(b)is given as of the date hereof, and is based on 100,000 shares of outstanding Common Stock pursuant to the Issuer's Form 10 filed on October 15, 2010.

(i) LMIC has direct beneficial ownership of 10,000 shares of outstanding Common Stock, constituting 10% of the outstanding Common Stock.LMIC has sole power to vote and dispose of 10,000 shares of Common Stock.

(ii) Scot Scheer has direct beneficial ownership of 45,000 shares of outstanding Common Stock, constituting 45% of the outstanding Common Stock. Scot Scheer has sole power to vote and dispose of such shares of Common Stock. Scot Scheer by virtue of being the brother-in-law of Lisa DeNunzio may be deemed to be the beneficial owner of 45,000 shares of Common Stock (constituting 45% of the outstanding Common Stock) beneficially owned by Ms. DeNunzio. Mr. Scheer disclaims beneficial ownership of such shares.

(iii) Lisa DeNunzio has direct beneficial ownership of 45,000 shares of outstanding Common Stock, constituting 45% of the outstanding Common Stock. Lisa DeNunzio has sole power to vote and dispose of such shares of Common Stock. Lisa DeNunzio by virtue of being the sister-in-law of Scot Scheer may be deemed to be the beneficial owner of 45,000 shares of Common Stock (constituting 45% of the outstanding Common Stock) beneficially owned by Mr. Scheer. Ms. DeNunzio disclaims beneficial ownership of such shares.

(iv) By virtue of being the control shareholder of LMIC's issued and outstanding common restricted stock,Moorpark is deemed to be the beneficial owner(as such term is defined in Rule 13d-3)of all the 10,000 shares of Common Stock owned by LMIC, Inc. constituting 10% of the outstanding Common Stock.Moorpark has sole power to vote and dispose of 10,000 shares of Common Stock.

(v) By virtue of being a Managing Member of Moorpark,Mr. Scheer is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all the 10,000 shares of Common Stock owned by LMIC, constituting 10% of the outstanding Common Stock.Mr. Scheer has shared power to vote and dispose of 10,000 shares of Common Stock.

(vi)By virtue of being a Managing Member of Moorpark,Ms. DeNunzio is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all the 10,000 shares of Common Stock owned by LMIC constituting 10% of the outstanding Common Stock.Ms. DeNunzio has shared power to vote and dispose of 10,000 shares of Common Stock.

(c) The Reporting Person(s) have the power to vote or to direct the vote of 100,000 shares of Company's Common Stock, constituting 100% of the shares of the Company's Common Stock outstanding, as calculated above. The Reporting Person(s)have the power to dispose of or to direct the disposition of 100,000 shares of the Company's Common stock outstanding,as calculated above.

(d) The 100,000 shares of the Company's Common Stock were acquired by the Reporting person(s) on August 17, 2010 in certificated form directly from the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS with RESPECT TO SECURITIES OF THE ISSUER.

Right of First Refusal. Receipt of Bona-Fide Offer.(1)

If LMIC, Inc. ("Selling Shareholder") receives a bona-fide written offer for the purchase of any or all of its shares of issued and outstanding Common Stock of the Issuer,("Stock to be Sold"), which offer Selling Shareholder desires to accept, the Company and Scot Scheer and Lisa DeNunzio, ("Control Shareholders") shall have the option, as hereafter described to purchase any or all of the Stock to be Sold at par value.

Notice of Offer; Company's Right to Purchase.

The Selling Shareholder shall promptly give the Company and Control Shareholders' written notice of the receipt of any bona-fide offer including a copy of such offer, a statement identifying the real party in interest making the offer, the offering price, all other terms and conditions of the proposed sale, and a statement of Selling Shareholder of its desire to accept the offer. The Company shall have the right, but not the obligation within (30) days of actual receipt of such notice, to purchase from the Selling Shareholder any or all of the Stock to be Sold at par value.

Control Shareholders' Right to Purchase.

If the Company does not exercise its right to purchase the Stock to be Sold, the Control Shareholders shall have the right but not the obligation to purchase at par value any or all of the Stock to be Sold, within (30) days after the Company's right to purchase has terminated.
 -------------------
(1)Pursuant to the Issuer's Common Stock Agreement filed as Exhibit 10 and attached to the Issuer's Form 10 registration statment dated October 15, 2010.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit "A"      Agreement to file Joint Statement on Schedule 13D (filed
               as Exhibit "A" to the initial filing of the Schedule 13D and incorporated herein by reference).



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010


 By: /s/ Scot Scheer
--------------------
 Name: Scot Scheer


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010


 By: /s/ Lisa DeNunzio
----------------------
 Name: Lisa DeNunzio


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

LMIC, Inc.


 By: /s/ Scot Scheer
----------------------
 Name: Scot Scheer
 Title:Director



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

Moorpark Limited, LLC


 By: /s/ Scot Scheer
----------------------
 Name: Scot Scheer
 Title:Managing Member